Exhibit Fee Tables

Calculation of Filing Fee Tables

Schedule 14A

(Form Type)

STORE Capital Corporation

(Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Proposed Maximum Aggregate Value of Transaction (1)	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$9,139,969,920.00	0.00011020	$1,007,224.69

Fees Previously Paid	—		—

Total Transaction Value	$9,139,969,920.00

Total Fees Due for Filing			$1,007,224.69

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$1,007,224.69

(1)	Title of each class of securities to which transaction applies:

STORE Capital Corporation common stock, par value $0.01 per share (“common stock”)

(2)	Aggregate number of securities to which the transaction applies:

283,409,920 shares of common stock (including 447,646 shares of restricted stock and 724,123 shares of common stock that were approved for issuance pursuant to outstanding performance units)

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $9,139,969,920 (the “Total Consideration”). The Total Consideration was calculated by multiplying 283,409,920 shares of common stock (including restricted stock and performance units) that are exchangeable for cash in the merger by the merger consideration of $32.25 to be paid with respect to each share of common stock outstanding immediately prior to the merger. The filing fee equals the product of 0.00011020 multiplied by the Total Consideration.